Exhibit 16.1

March 14, 2018

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated March 14, 2018 of MoneyOnMobile, Inc. (the “Company”) and are in agreement with the statements relating only to Liggett & Webb, P.A. contained therein. We have no basis to agree or disagree with other statements of the Company contained therein.

/s/ Liggett & Webb, P.A.